

Mail Stop 3561

February 1, 2018

Christopher Bruno
President
RSE Markets, Inc.
41 West 25th Street, 8th Floor
New York, NY 10010

      Re: **RSE Collection, LLC**
             Offering Statement on Form 1-A
             Post-qualification Amendment to Form 1-A
             Response Dated January 12, 2018
             File No. 024-10717

Dear Mr. Bruno:

We have reviewed your January 12, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our letter dated January 9, 2018.

Liquidity Platform, page 75

1. We note your response to our prior comment 2. We are still reviewing your response and may have additional comments. Additionally, please provide your analysis regarding the applicability of Exchange Act Rule 3b-16 and Regulation ATS to the activities contemplated by Rally Rd. in connection with the proposed liquidity platform.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or me at (202) 551-3611 with any questions you may have.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Daniel McAvoy, Esq.
       Nixon Peabody LLP